SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Quotient Limited
(Name of Issuer)

Ordinary Shares, nil par value
(Title of Class of Securities)

G73268149
(CUSIP Number)

Highbridge Capital Management, LLC
277 Park Avenue, 23rd Floor
New York, New York 10172
Attention: Kirk Rule
(212) 287-2500 Eleazer Klein, Esq. Adriana Schwartz, Esq. Schulte Roth & Zabel LLP 919 Third Avenue New York, NY 10022 (212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 5, 2022
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☒

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

(Page 1 of 9 Pages)

--------------------------

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G73268149	SCHEDULE 13D	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON Highbridge Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 784,105 Ordinary Shares (including 556,174 Ordinary Shares issuable upon exercise of warrants and upon conversion of convertible notes) (see Item 5)*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 784,105 Ordinary Shares (including 556,174 Ordinary Shares issuable upon exercise of warrants and upon conversion of convertible notes) (see Item 5)*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 784,105 Ordinary Shares (including 556,174 Ordinary Shares issuable upon exercise of warrants and upon conversion of convertible notes) (see Item 5)*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99% (see Item 5)*
14	TYPE OF REPORTING PERSON IA, OO

* As more fully described in Item 5, certain of the reported warrants are subject to a 9.99% beneficial ownership blocker and the balance of the reported warrants and the convertible notes are subject to a 9.90% beneficial ownership blocker and the percentage set forth in row (13) gives effect to such blockers. However, rows (8), (10) and (11) show the number of Ordinary Shares that would be issuable upon the exercise of the reported warrants and conversion of the reported convertible notes in full. Therefore, the actual number of Ordinary Shares beneficially owned by such Reporting Person, after giving effect to such blockers, is less than the number of securities reported in rows (8), (10) and (11).

CUSIP No. G73268149	SCHEDULE 13D	Page 3 of 9 Pages

Item 1.	SECURITY AND ISSUER

This Schedule 13D (this "Schedule 13D") relates to the ordinary shares, nil par value (the "Ordinary Shares") of Quotient Limited, incorporated in Jersey, Channel Islands (the "Issuer"). The address of the principal executive offices of the Issuer is Business Park Terre Bonne, Route de Crassier 13, 1262 Eysins, Switzerland.

Item 2.	IDENTITY AND BACKGROUND.

(a) This statement is filed by Highbridge Capital Management, LLC ("Highbridge Capital" or, the "Reporting Person"), a Delaware limited liability company and the investment adviser to Highbridge Strategic Credit Fund, Highbridge Tactical Credit Master Fund, Highbridge Convertible Dislocation Fund, L.P. (collectively, the “Highbridge Funds”), with respect to the Ordinary Shares directly held by the Highbridge Funds.

(b) The principal business address of the Reporting Person is 277 Park Avenue, 23rd Floor, New York, New York 10172.

(c) Highbridge Capital is primarily engaged in the business of providing management services to investment funds and is the investment manager of the Highbridge Funds.

(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceedings, were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or violation with respect to such laws.

(f) Highbridge Capital is a Delaware limited liability company.

Schedule A attached hereto sets forth the information required by Instruction C of the instructions to Schedule 13D.

The filing of this statement should not be construed as an admission that any of the foregoing persons or the Reporting Person is, for the purposes of Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the beneficial owner of the Ordinary Shares reported herein.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Funds for the purchase of the Ordinary Shares, the warrants and the convertible notes reported herein were derived from general working capital of the Highbridge Funds. A total of approximately $139,805,774 was paid to acquire such Ordinary Shares.

Item 4.	PURPOSE OF TRANSACTION.

The Reporting Person originally acquired the securities reported herein for investment purposes in the ordinary course of business, and not with the purpose nor with the effect of changing or influencing the control or management of the Issuer.

CUSIP No. G73268149	SCHEDULE 13D	Page 4 of 9 Pages

The Highbridge Funds entered into an agreement (together with all exhibits, annexes and schedules thereto, the "Transaction Support Agreement"), dated as of December 5, 2022, with (i) the Issuer, (ii) other holders of the Issuer's outstanding senior secured notes (the "Senior Secured Notes") issued under that certain Indenture, dated as of October 14, 2016 (as amended, restated, amended and restated, supplemented, or otherwise modified from time to time, the "Senior Secured Notes Indenture"), by and among the Issuer, the guarantors party thereto, and U.S. Bank Trust Company, National Association, as trustee, representing all holders of the Senior Secured Notes and (iii) other holders of the Issuer's convertible notes (the "Convertible Notes") issued under that certain Indenture, dated as of May 26, 2021 (as amended, restated, amended and restated, supplemented, or otherwise modified from time to time, the "Convertible Notes Indenture" and together with the Senior Secured Notes Indenture, the "Indentures"), by and among the Issuer, the guarantors party thereto, and Wilmington Savings Fund Society, FSB, as trustee representing more than 99% of all holders of the Convertible Notes (such holders of the Senior Secured Notes and Convertible Notes, including, the Highbridge Funds, collectively, the "Consenting Noteholders"), whereby the Consenting Noteholders have agreed to support a restructuring of the Issuer's balance sheet, which is intended to be effectuated pursuant to a set of transactions to be commenced by the Issuer (collectively, the "Transactions").

In connection with the Transactions, all of the Issuer's outstanding equity securities (including its Ordinary Shares, preferred shares, options and warrants) are expected to be extinguished and cancelled for either nominal or no consideration (in accordance with Jersey law). Accordingly, the Issuer intends to initiate the delisting of the Ordinary Shares from the NASDAQ Global Market as soon as practicable. The Transactions are intended to reduce the Issuer's debt obligations and inject liquidity into the Issuer's business as necessary to effectuate its strategy shift.

Under the Transaction Support Agreement, the Issuer and the Consenting Noteholders have agreed to act in good faith to consummate the Transactions and have undertaken other customary commitments to one another. The Consenting Noteholders have also agreed to forbear from exercising, for so long as the Transaction Support Agreement is in full force and effect, any and all rights and remedies in contravention of the Transaction Support Agreement, which are or becomes available to them in respect of the Senior Secured Notes, the Convertible Notes or any other claims or interests in connection therewith.

The Transaction Support Agreement contains certain deadlines relating to the Transactions, which include deadlines (collectively, the "Milestones") related to implementing the Transactions either through (i) the filing of a petition for relief under chapter 11 of the U.S. Bankruptcy Code in order to effect a plan of reorganization (the "Plan") that implements a fully consensual restructuring (the "Consensual Transaction") or (ii) parallel creditor schemes of arrangements in England and Jersey (the "Fallback Scheme"), in each case as described in, and contemplated under, the Implementation Steps Memorandum attached to the Transaction Support Agreement as Exhibit B (the "Implementation Steps Memo"), as well as an outside date of May 1, 2023 for the consummation of a Consensual Transaction or Fallback Scheme (such date, the "Outside Date"). The Transaction Support Agreement provides that Requisite Consenting Noteholders (as defined below) can direct the Issuer to implement the Transactions via alternative implementation steps, subject to the Fiduciary Out (as defined below).

If the board of directors of the Issuer (the "Board") reasonably determines, after considering the advice of outside counsel, that taking certain actions, or refraining to take certain actions, is reasonably required for the Board to comply with its fiduciary duties (including if such actions would require expenditures in excess of the Issuer's available liquidity), the Transaction Support Agreement provides that the Board may elect not to take, or refrain to take, such actions (such election, the "Fiduciary Out"). The Issuer may terminate the Transaction Support Agreement upon, among other circumstances, uncured material breaches of the Transaction Support Agreement by a Consenting Noteholder or a determination by the Board that termination is required pursuant to the Fiduciary Out.

CUSIP No. G73268149	SCHEDULE 13D	Page 5 of 9 Pages

The Consenting Noteholders have termination rights that may, as a general matter, be exercised by (i) holders of the Senior Secured Notes holding at least a majority of the outstanding Senior Secured Notes and (ii) holders of the Convertible Notes holding at least a majority of the outstanding Convertible Notes, and, in the case of both subsection (i) and (ii), each of the Specified Noteholders (each as defined in the Transaction Support Agreement) (the holders in (i) and (ii) together, "Requisite Consenting Noteholders"), which termination rights include, among other circumstances, exercise of the Fiduciary Out by the Issuer, material breaches of the Transaction Support Agreement by the Issuer and the failure of the Issuer to meet any Milestone.

Under the terms of the Transaction Support Agreement:

•	The holders of the Senior Secured Notes have agreed to fund their commitment portion of $10 million of indebtedness (the "Bridge Notes") to the Issuer by no later than December 13, 2022.
•	Each noteholder under the Senior Secured Notes Indenture has agreed to exchange (i) such notes held by it (other than the Bridge Notes) for newly issued senior secured debt at a discount, and (ii) its Bridge Notes for newly issued senior secured debt at face value.
•	Certain holders of Senior Secured Notes, including the Highbridge Funds, have also agreed to purchase an aggregate of $13 million in new common equity at a 35% discount to a total equity value of $50 million (the "Agreed Equity Value"). In addition, each such Senior Secured Noteholder will receive its applicable share of an aggregate of $20 million in new common equity at the Agreed Equity Value.
•	The Consenting Holders who own Convertible Notes, including the Highbridge Funds, have agreed that their Convertible Notes shall be extinguished for no value, other than for the purchase right set forth immediately below.
•	Such holders of Convertible Notes have agreed to purchase an aggregate of $28 million in new common equity at a 35% discount to the Agreed Equity Value. In addition, each such Convertible Noteholder will receive its applicable share of an aggregate of $30 million in new common equity at the Agreed Equity Value.
•	The newly issued senior secured debt will be secured by a first lien on substantially the same collateral and assets as were subject to liens under the Senior Secured Notes Indenture. It will (i) mature 5 years (or, with the consent of holders of the Senior Secured Notes holding at least a majority of the outstanding Senior Secured Notes and each of the Specified Noteholders, 7 years) from the closing date and (ii) bear interest at a rate of 12% payable in kind for the first three years (or, with certain consent, two years) following the closing date, and thereafter payable in cash. The new senior secured debt will also provide for a mandatory repurchase with 100% of the net proceeds from certain sales, include covenants and events of default substantially similar to those existing under the Senior Secured Notes Indenture, and be redeemable at a price of 103% of the principal amount thereof, plus accrued and unpaid interest, for the first 2 years after issuance, and at par (plus accrued and unpaid interest) thereafter.
•	All existing equity of the Issuer will be extinguished and cancelled for no consideration.

CUSIP No. G73268149	SCHEDULE 13D	Page 6 of 9 Pages

Each of the Transactions is on terms and conditions as set forth in the Transaction Support Agreement and the exhibits thereto. The Transaction Support Agreement contains certain representations, warranties and other agreements by the Issuer and the Consenting Noteholders. The parties’ obligations thereunder are subject to various terms and conditions and termination provisions as set forth therein.

The foregoing description of the Transaction Support Agreement and the Transactions is a summary only, does not purport to be complete and is qualified in its entirety by reference to the full text of the Transaction Support Agreement (including the exhibits thereto), a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

The Reporting Person and its representatives may from time to time continue to engage in discussions with members of management, the Board, the consenting Noteholders, other current or prospective shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other third parties regarding a variety of matters relating to the Issuer, which may include, among other things, the Issuer's business, management, capital structure and allocation, corporate governance, Board composition and strategic alternatives and direction, and may take other steps seeking to bring about changes to increase shareholder value as well as pursue other plans or proposals that relate to or could result in any of the matters set forth in clauses (a)-(j) of Item 4 of Schedule 13D.

The Reporting Person intends to review its investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer's financial position, results and strategic direction, actions taken by the Issuer's management and the Board, price levels of the Ordinary Shares, other investment opportunities available to the Reporting Person, conditions in the securities market and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to its investment in the Issuer as it deems appropriate, including, without limitation, exchanging information with the Issuer or other third parties pursuant to appropriate confidentiality or similar agreements; proposing changes in the Issuer's operations, management, Board, governance or capitalization; acquiring additional Ordinary Shares and/or other equity, debt, notes, instruments or other securities of the Issuer (collectively, "Securities") or disposing of some or all of the Securities beneficially owned by it, in public market or privately negotiated transactions; entering into financial instruments or other agreements that increase or decrease the Reporting Person's economic exposure with respect to its investment in the Issuer and/or otherwise changing its intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a) See rows (11) and (13) of the cover page to this Schedule 13D for the aggregate number of Ordinary Shares and percentages of the Ordinary Shares beneficially owned by the Reporting Person. The percentages used in this Schedule 13D are calculated based upon 3,531,710 Ordinary Shares outstanding as of November 9, 2022, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2022 filed with the Securities and Exchange Commission (the "SEC") on November 14, 2022.

(b) See rows (7) through (10) of the cover page to this Schedule 13D for the number of Ordinary Shares as to which the Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

CUSIP No. G73268149	SCHEDULE 13D	Page 7 of 9 Pages

Pursuant to the terms of the reported warrants and convertible notes, the Reporting Person cannot exercise any of the reported warrants or convert any of the reported convertible notes if the Reporting Person, together with any other Person, including, without limitation, the other Consenting Noteholders, with whom the Reporting Person may be deemed to be a "group" within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), would beneficially own, after any such exercise more than 9.99% of the outstanding Ordinary Shares (the "9.99% Blocker") or after any such exercise or conversion more than 9.90% of the outstanding Ordinary Shares (the "9.90% Blocker" and together with the 9.99% Blocker, the "Blockers") and the percentage set forth in Row (13) of the cover page for the Reporting Person gives effect to the Blockers.

The Transaction Support Agreement may result in the Reporting Persons being deemed a "group" with the other Consenting Noteholders. The other Consenting Noteholders may separately report their beneficial ownership of the Ordinary Shares on a Schedules 13D with the SEC and reference is hereby made to any such filings for the beneficial ownership of Ordinary Shares of such other Consenting Noteholders and any changes thereto. The Reporting Person expressly disclaims beneficial ownership of any securities beneficially owned by the other Consenting Noteholders.

(c) The Reporting Person has not effected transactions in the Ordinary Shares during the past sixty days.

(d) No person other than the Reporting Person and the Highbridge Funds are known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Ordinary Shares held by the Highbridge Funds.

(e) Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information set forth in Item 4 is incorporated herein by reference.

The Highbridge Funds currently own an aggregate of (i) $33,000,000 principal amount of the Senior Secured Notes, (ii) $75,000,000 principal amount of the Convertible Notes and (iii) warrants to purchase 225,487 Ordinary Shares.

Other than as described in this Item 6 and Item 4, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7.	MATERIALS TO BE FILED AS EXHIBITS.

Exhibit 99.1:	Transaction Support Agreement (incorporated by reference to Exhibit 10.1 attached to the Issuer's Current Report on Form 8-K filed with the SEC on December 8, 2022).

CUSIP No. G73268149	SCHEDULE 13D	Page 8 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 13, 2022

HIGHBRIDGE CAPITAL MANAGEMENT, LLC

By:	/s/ Kirk Rule
Name:	Kirk Rule
Title:	Executive Director

CUSIP No. G73268149	SCHEDULE 13D	Page 9 of 9 Pages

Schedule A

GENERAL PARTNERS, CONTROL PERSONS, DIRECTORS AND EXECUTIVE OFFICERS OF HIGHBRIDGE CAPITAL MANAGEMENT, LLC

The following sets forth the name, position, address, principal occupation and citizenship of each general partner, control person, director and/or executive officer of the Reporting Person (the "Instruction C Persons"). To the best of the Reporting Person's knowledge, (i) none of the Instruction C Persons during the last five years has been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws and (ii) none of the Instruction C Persons owns any Ordinary Shares or is party to any contract or agreement as would require disclosure in this Schedule 13D.

REPORTING PERSON: HIGHBRIDGE CAPITAL MANAGEMENT, LLC

The following sets forth the name, position, address, principal occupation and citizenship of each general partner, control person, director and/or executive officer of Highbridge Capital Management, LLC:

Name	Position and Present Principal Occupation	Citizenship	Business Address
Kirk David Rule	Chief Compliance Officer/Executive Director	United States	c/o Highbridge Capital Management, LLC, 277 Park Avenue, 23rd Floor, New York, NY 10172
Marc David Creatore	Chief Operating Officer/Chief Financial Officer/Managing Director	United States	c/o Highbridge Capital Management, LLC, 277 Park Avenue, 23rd Floor, New York, NY 10172
Emily Renee Stroebel	Chief Risk Officer/Executive Director	United States	c/o Highbridge Capital Management, LLC, 277 Park Avenue, 23rd Floor, New York, NY 10172
Jonathan Segal	Co-Portfolio Manager/Managing Director	United States	c/o Highbridge Capital Management, LLC, 277 Park Avenue, 23rd Floor, New York, NY 10172
Jason Hempel	Co-Portfolio Manager/Managing Director	United States	c/o Highbridge Capital Management, LLC, 277 Park Avenue, 23rd Floor, New York, NY 10172
Julie Elizabeth Parker	Chief Legal Officer	United States	c/o Highbridge Capital Management, LLC, 277 Park Avenue, 23rd Floor, New York, NY 10172